Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial/Science/Medical Editors:
     Vasogen Provides Update on ACCLAIM II Program

     MISSISSAUGA, ON, March 17 /CNW/ - Vasogen Inc. (NASDAQ:VSGN; TSX: VAS)
today announced that on Friday, March 14, it had an initial teleconference with the FDA to discuss and clarify the recent comments from the agency regarding the use of a Bayesian approach for ACCLAIM II, a clinical trial which is being planned to support an application for U.S. market approval of the Celacade(TM) System for the treatment of patients with New York Heart
Association (NYHA) Class II heart failure.
     The teleconference with the FDA follows an announcement by the Company on
March 3rd, stating that the FDA disagrees with the use of a Bayesian approach for the planned ACCLAIM II study. This is contrary to the FDA's original communication to Vasogen recommending a Bayesian study design.
     "Dr. Donald Berry, an expert in Bayesian trial design, and Dr. James
Young, a leading heart failure specialist with extensive expertise in the design and conduct of clinical trials in heart failure, joined our internal team to help clarify and address the issues raised by the agency," commented
Chris Waddick, President and CEO of Vasogen. "Having discussed with the FDA their concerns, we are now preparing a written response to the FDA's comments and would expect to submit this to the agency during the next week - we will continue to update shareholders as appropriate."
     Dr. Donald A. Berry, Head, Division of Quantitative Sciences and
Chairman, Department of Biostatistics, The University of Texas MD Anderson
Cancer Center, and a world recognized authority in the area of Bayesian and adaptive trial design has been assisting Vasogen throughout the development of
ACCLAIM II study design. Dr. James B. Young, Chairman, Division of Medicine at
the Cleveland Clinic Foundation and Medical Director, Kaufman Center for Heart
Failure is Chairman of the ACCLAIM II Steering Committee. Dr. Young, who has
played a leading role in numerous multi-center clinical trials focusing on heart failure and transplantation, led Vasogen's 2,400-patient ACCLAIM study which was completed last year and demonstrated a 39% reduction (p(equal sign)0.0003) in the risk of death or cardiovascular hospitalizations for the large pre-defined subgroup of 689 patients with NYHA class II heart failure.

     About Vasogen:

     Vasogen is a biotechnology company engaged in the research and commercial development of therapies designed to target the destructive inflammatory process associated with the development and progression of cardiovascular and neurodegenerative disorders. The Company's lead product, the Celacade(TM)
System, is designed to activate the immune response to apoptosis - an important physiological process that regulates inflammation. Celacade has received European regulatory approval under the CE Mark for chronic heart failure and is being marketed in the EU by Grupo Ferrer Internacional, S.A.
Celacade is also in late-stage clinical development for the treatment of chronic heart failure in the United States. Vasogen is also developing a new class of drugs for the treatment of certain neuro-inflammatory disorders.
VP025 is the lead candidate from this new class of drugs.

     Certain statements contained in this press release, or elsewhere in our public documents constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or
"forward-looking information" under the Securities Act (Ontario). These statements may include, without limitation, plans to advance the development of Celacade(TM) or VP025, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans",
"anticipates", "believes", "estimated", "predicts", "potential", "continue",
"intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements, including assumptions about the nature, size, and accessibility of the market for Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization and the availability of capital on acceptable terms to pursue the development of Celacade, and the feasibility of additional trials.
You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected. These risks include, but are not limited to, the outcome of further ongoing analysis of the ACCLAIM trial results, the requirement or election to conduct additional clinical trials and the size and design of any such trials, delays or setbacks in the regulatory approval process, difficulties in the maintenance of existing regulatory approvals, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, risks associated with the outcomes of our preclinical and clinical research and development programs, the adequacy, timing, and results of our clinical trials, competition, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on partners, subcontractors, and key personnel, losses due to fluctuations in the
U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S.
securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the
"Risk Factors" section of our Annual Information Form and Form 20-F for the year ended November 30, 2007, as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     %SEDAR: 00001047E          %CIK: 0001042018

     /For further information: Glenn Neumann, Investor Relations, 2505
Meadowvale Blvd., Mississauga, ON, Canada, L5N 5S2, tel: (905) 817-2004, fax:
(905) 569-9231, www.vasogen.com/investor(at)vasogen.com/
     (VSGN VAS.)

CO:  Vasogen Inc.

CNW 09:21e 17-MAR-08